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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                    Offshore Energy Development Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   676247109
                                 (CUSIP Number)

                                 David R. Albin
                        100 N. Guadalupe St., Suite 205
                               Santa Fe, NM 87501
                                 (505) 983-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 8, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
CUSIP NO. 676247109                  SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

      R. GAMBLE BALDWIN
-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                    (a) [ ]
                                                                                                             (b) [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)
-------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization       R. GAMBLE BALDWIN IS A CITIZEN OF THE
                                                  UNITED STATES OF AMERICA
-------------------------------------------------------------------------------------------------------------------

                                   (7)      Sole Voting Power                                                     0
      Number of                    --------------------------------------------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                        2,244,501(1)
      Owned by                     --------------------------------------------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power                                        2,244,501
      Person With                  --------------------------------------------------------------------------------

                                  (10)     Shared Dispositive Power                                               0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                       2,244,501
-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                 25.79% (2)
-------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                IN
-------------------------------------------------------------------------------------------------------------------



(1) Voting power shared with Titan Exploration, Inc. for the limited purpose specified in the Stockholder Voting Agreement described in Item 6 below.

(2) Based upon the 8,701,885 shares of Common Stock of the Issuer outstanding as of August 14, 1997.






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      The Schedule 13D filed by the Reporting Person with the Securities and
Exchange Commission on November 18, 1996, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

            No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

            No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

            Reference is made to the description of the Stockholder Voting Agreement in Item 6 below, which pertains to the proposed merger of the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

           (a) R. Gamble Baldwin may, as the sole general partner of G.F.W. Energy, L.P. ("GFW"), be deemed to be the beneficial owner of all 2,209,460 shares of Common Stock beneficially owned by Natural Gas Partners, L.P. (of which GFW is the sole general partner). In addition, Mr. Baldwin directly owns 35,041 shares of Common Stock in his individual capacity. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 2,244,501 shares of Common Stock, which constitute approximately 25.79% of the Issuer's total outstanding shares (as reported in the Issuer's most recently available public filing).

           (b) As the sole general partner of GFW, Mr. Baldwin has the sole power to vote or direct the vote or dispose or direct the disposition of 2,209,460 shares of Common Stock, subject to the terms of the Voting Agreement described in Item 6 below. Additionally, in his individual capacity, Mr. Baldwin has the sole power (and no shared power) to vote or direct the disposition of 35,041 shares of Common Stock.

           (c) - (e) no modification

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

           The Partnership and Titan Exploration, Inc. ("Titan") have entered into a Stockholder Voting Agreement dated as of September 8, 1997 (the "Voting Agreement") under which the Partnership has agreed to vote its shares of Common Stock in favor of a proposed merger (the "Merger") of the Issuer with a wholly-owned subsidiary of Titan (resulting in the Issuer becoming a wholly-owned subsidiary of Titan) and the Partnership has granted Titan a proxy to vote the Partnership's shares




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in favor the approval of the Merger and any proposal or action that could reasonably be expected to facilitate the Merger. The Voting Agreement further provides that the Partnership will not vote for any proposal or action that would, or could be reasonably be expected to, prohibit or discourage the Merger. The Voting Agreement also restricts dispositions of the Common Stock owned by the Partnership prior to the termination of the agreement. Unless terminated earlier by mutual consent, the Voting Agreement and all obligations of the Partnership thereunder will terminate on the earlier of the consummation of the proposed merger or the termination of the merger agreement in accordance with its terms. See Exhibit 10.3 attached hereto for a complete copy of the Voting Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 10.3 - Stockholder Voting Agreement dated as of September 8, 1997 (the "Voting Agreement"), among the Partnership and Titan Exploration, Inc.





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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 17, 1997
                                                /s/ R. Gamble Baldwin
                                                -------------------------------
                                                R. Gamble Baldwin



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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

10.3 Stockholder Voting Agreement dated as of September 8, 1997 (the "Voting Agreement"), among the Partnership and Titan Exploration, Inc.